FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

December 11, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 11, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that their Induced Polarization (IP) geophysical survey has identified six new targets on its recently acquired La Poma Silver-Lead property in Salta province, northwestern Argentina.

Item 5.	Full Description of Material Change

The Issuer reports that a recent Induced Polarization (IP) geophysical survey has identified six new high priority targets at the former high-grade La Poma Silver-Lead Mine, Salta Province, north-western Argentina.  The six priority targets are not associated with exposed mineralization and were not known prior to completion of the IP survey.  The results suggest that mineralization continues to a depth of at least 240 metres from surface in addition to extending the system a minimum of 500 metres to the west under younger cover sequences.  The anomalies and surface mineralization remain open in all directions and suggest the significant potential for new discoveries in this new emergent silver district.  The potential for discovery is confirmed by the recent discovery of a new mineralized zone, with values up to 497 g/t silver and 1.73% copper, located 3 kilometres south of La Poma.

La Poma Project Background

The La Poma Mine (Figure 1) was in production until 1964, with mine workings extending over a 2,000 metre strike length, having utilised both open pit and underground extraction methods.

In early October, the Issuer completed an option agreement to earn 100% of the La Poma property.  The Issuer’s due diligence sampling returned very encouraging results: 30 characterization samples averaged 280 g/t silver, 6.05% lead, 0.31% copper, and 753 ppm zinc.  Within this batch of samples, 5 samples assayed greater than 0.5 kg/t silver including 2 samples greater than 1.0 kg/t silver, up to a maximum of 1.37 kg/t.  Peak lead grade is 15.8% and peak copper grade is 2.47%.

Induced Polarization (IP) Identifies 6 New Drill Targets

A total of 12 lines (13,000 m) of IP were completed in order to determine whether the known productive structures continue to depth in addition to along strike under younger cover.  Interpretation of the data has identified 6 new high priority targets, none of which are exposed at surface.

IP can successfully ‘map’ the presence of iron, lead and copper bearing sulphide minerals which are intimately associated with silver mineralization in the La Poma system.  Intense chargeability anomalies, interpreted to represent sulphide mineralization associated with silver, are represented as red and purple colours (Figure 2).

Mineralization exposed at surface is outlined on Figure 2 as white oval shapes; the location of the six priority targets is indicated with black arrows.  The geophysical anomalies remain open along strike and extend the system a minimum of 500 metres westward under younger cover rocks.  The results also suggest that mineralization continues to a depth of at least 240 metres from surface.

Six priority targets have been identified as follow (Figure 2):

Target A

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Chargeability anomaly extending 500 metres east of main mineralized exposure.

Targets C & B

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New parallel chargeability trend to the south and extending 500 metres westward.

Target D

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Subtle surface chargeability anomaly which becomes intense at deeper levels (not shown).

Target E

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High chargeability anomalies under cover, interpreted to peak 100 metres below surface.

Target F

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Chargeability anomaly extending eastward of known mineralization.

Surface Sampling Discovers New Mineralized Zone

A second phase of surface rock sampling accompanied the recently completed detailed mapping program, including 11 channel samples, 11 characterization samples and 2 float samples.  The current extent of surface sampling is shown in Figure 3.  Mapping and prospecting, undertaken throughout the property, discovered previously unknown mineralized outcrop, loctated 3 kilometres south of the former La Poma Mine.  Six characterization samples were collected from vein material and weakly mineralised wallrock over a strike length of 500 metres.  The best sample returned 497 g/t silver and 1.73% copper.  Mean results from six samples were 106 g/t silver, 1.44% lead and 0.32% copper.

In total, the Issuer has now collected 54 surface rock samples, with silver values ranging from 0.4 g/t to 1,370 g/t, lead ranging from below detection to 15.45%, and copper ranging from below detection to 2.47%.  Mean values from all 54 rock samples to date is 250 g/t silver, 5.73% lead, and 0.32% copper.

Surface Sampling at La Poma Mine

Surface rock sampling at La Poma to date confirms that high grade mineralization is associated with the high chargeability IP anomalies mapped.

Not all high-grade mineralization is chargeable; therefore mineralization and potential discoveries are not limited to the six IP targets recently identified.  Illustrating this, additional mineralization, up to 1.18% copper, has been identified 500 metres east of the recent IP survey area.

Planned Drilling

Results of the recent work will be used to prioritise Phase I drilling, scheduled to begin in early 2008.  Drilling will test the depth extensions of mapped mineralization, below historical production drifts, together with potential strike extensions underlying volcanic cover and interpreted parallel structures not exposed at surface.  The Issuer is currently reviewing drill contracts for 2008 drilling.

IP is a proven geophysical technology that has, directly or indirectly, previously resulted in the discovery of significant mineralization.  It is important to note that the technique is unable to differentiate between productive and non-productive mineralization and is most commonly utilized to geophysically map the hydrothermal system, structures and resistive veins undercover and at depth.  Targets generated will have to be drill tested to determine the extent of any mineralization.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s La Poma project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

December 18, 2007